Exhibit (a)(1)(D)

CONFIDENTIAL

May 21, 2018

As an investor in TCW Direct Lending LLC, (“Direct Lending”) you should have earlier received an email containing information regarding an exchange offer pursuant to which you may elect to tender all or a portion of your units in Direct Lending in exchange for an equal number of shares of common stock of TCW Middle Market Lending Opportunities BDC, Inc. (the “Extension Fund”). This email was sent from Client.Access@tcw.com.

At the time unitholders made their investments in Direct Lending, Direct Lending indicated in its offering documents that it would consider providing unitholders with the option, sometime after the second anniversary of Direct Lending’s initial closing date, to either:

•	continue to hold units in Direct Lending for the duration of Direct Lending’s remaining term; or

•	exchange some or all of their units for an equivalent number of shares of common stock in a newly formed business development company that might subsequently seek to complete an initial public offering (“IPO”) or stock exchange listing.

One of the conditions that Direct Lending indicated was necessary to provide unitholders this optionality was obtaining exemptive relief from the Securities and Exchange Commission due to requirements under the Investment Company Act of 1940. Direct Lending expects to obtain that relief shortly, and, accordingly, is now electing to offer the above option to investors.

To participate in the exchange offer, unitholders must deliver their completed Submission Package (as defined in the offer to exchange memorandum distributed to unitholders in connection with the exchange offer), which must be received at the contact information below prior to June 21, 2018 at 5:00 p.m. New York City time.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as dealer-managers for the exchange offer. As part of their role, we have directed them to contact investors to arrange further discussions and informational meetings with Direct Lending and Extension Fund management regarding the proposed exchange offer. The sessions will include TCW Direct Lending and Extension Fund management and representatives from the dealer-managers. Depending on investor demand, management of Direct Lending and Extension Fund and the dealer-managers may also host one or more group meetings with investors in various locations. These meetings would include a formal presentation followed by a question and answer session.

I wanted to alert you to the fact that you will be contacted and encourage you to respond with your availability to discuss this option further with the DL Group and the dealer-managers. Please feel free to contact me if you have questions.

Thank you,

Jim Bold

To submit your Submission Package, or if you have any procedural questions or need assistance with respect to the Submission Package, or would like to request copies of the Offer to Exchange, the other Offering Materials or the information incorporated by reference in the Offer to Exchange, please contact the Adviser at:

TCW Direct Lending LLC

c/o TCW Asset Management Company LLC

865 South Figueroa Street, Suite 1800

Los Angeles, CA 90017

Attention: Vartan Bezhanyan

Email:

tcwprivatefunds@tcw.com

Telephone:

(213) 244-0531